

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 3, 2008

Mr. Charles M. Caporale
Chief Financial Officer
Innovative Card Technologies, Inc.
10880 Wilshire Boulevard, Suite 950
Los Angeles, CA 90024

      RE: **Innovative Card Technologies, Inc.**
                 Form 10-KSB for the fiscal year ended December 31, 2007
                 Filed April 1, 2008
                 File No. 1-33353

Dear Mr. Caporale:

      We have completed our review of your Form 10-KSB and related 1934 Act filings and do not, at this time, have any further comments.

                                 Sincerely,

                                 Martin F. James
                                 Senior Assistant Chief Accountant